By EDGAR Electronic Transmission

July 3, 2013

Mr. David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549

Re:    A. H. Belo Corporation
Form 10-K for the year ended December 31, 2012
Filed March 8, 2013
File No. 001-33741

Request for Extension to Respond to Comment Letter dated July 2, 2013

Dear Mr. Humphrey:

We received your comment letter dated July 2, 2013 on the above-referenced filing. As discussed with you today, we will respond to your comment letter on or before July 31, 2013.

Respectfully submitted,

A. H. Belo Corporation

/s/ Christine E. Larkin

By: Christine E. Larkin
Vice President/General Counsel